SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Media Release

23 June 2011

Mike Fallon and Frits Beurskens to join Sappi Limited board

Sappi Limited, the global pulp and paper group, announced today that following the retirement in December 2010 of Mr H Mamsch and in line with Sappi’s succession planning, two new independent non-executive directors will join the board later this year.

Mr Mike Fallon (53) will join the board with effect from 01 September 2011. An executive director of the Tokyo-listed Nippon Sheet Glass Company Limited (NSG Group), Mr Fallon is President of the group's global automotive division. With annual sales of around €5 billion the NSG Group is one of the world's largest manufacturers of glass and glazing products for the building, automotive and speciality Glass sectors. His management and leadership experience extends across a wide range of functions from plant management, sales and marketing and supply chain to general management, including M&A experience. He has been a director and chairman of companies in the United Kingdom, New Zealand and Finland. He is of British nationality and holds a First Class Honours BSc in Physics.

Mr Frits Beurskens (64) will join the board with effect from 01 October 2011. Mr Beurskens is a non-executive director of the Smurfit Kappa group, a €7-billion global leader in paper-based packaging. He was president and CEO of Kappa Packaging for ten years prior to their merger with the Smurfit group. He oversaw the establishment of Kappa Packaging as a top performer and one of Europe’s largest companies operating in the production, development and sale of containerboard, corrugated board, solid board packaging, graphic board and speciality board. He also held various management positions in KNP BT, the forerunner of Kappa Packaging. He is a past chairman of CEPI (the Confederation of European Print Industries) and of ICCA (the International Corrugated Case Association). He also serves on a number of supervisory boards. He is of Dutch nationality and holds BSc Mechanical Engineering, MSc Industrial Engineering and Management Science degrees.

In December 2007 he was appointed by the Dutch Queen as officer in the Order of Oranje Nassau (Knighthood).

Commenting on the appointments, Dr Danie Cronjé, chairman of Sappi Limited, said "We are pleased to be able to welcome people with such broad experience as Mike Fallon and Frits Beurskens to the board. Their track records, as well as global experience will further strengthen the Sappi board."
                                                                                                                      ENDS
For further information:
André F Oberholzer
Group Head Corporate Affairs
Sappi Limited (Reg No 1936/008963/06)
Tel +27 (0)11 407 8044
Mobile +27 (0)83 235 2973
Andre.Oberholzer.sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 23, 2011

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller